UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 30 - 2012 issued by TORM A/S to The Copenhagen Stock Exchange on August 21, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: August 23, 2012	By:	/s/ Jacob Meldgaard
	Name:	Jacob Meldgaard
	Title:	Chief Executive Officer

Exhibit 99.1

Second quarter report 2012

TORM recognized a loss before tax of USD 59 million in the second quarter of 2012 before special items of USD -73 million. "The financial results in the second quarter of 2012 were negatively affected by the challenging market conditions as well as TORM's difficult financial situation. TORM experiences full support for a final restructuring agreement from all involved parties," says CEO Jacob Meldgaard.

•
The financial results were adversely affected by TORM's financial situation. EBITDA for the second quarter of 2012 was a loss of USD 23 million including negative mark-to-market non-cash adjustments of USD 8 million and loss from sale of vessels of USD 5 million in a jointly controlled company, compared to an EBITDA gain of USD 30 million in the second quarter of 2011. Impairment losses from FR8 accounted for USD 42 million in the second quarter of 2012, compared to no impairment losses in the same period of 2011. In addition, financial expenses for the second quarter of 2012 include USD 18 million in restructuring costs. The result before tax for the second quarter of 2012 was a loss of USD 132 million, compared to a loss of USD 24 million in the same period of 2011.

•
The product tanker freight rates continued to be under pressure in the second quarter of 2012, as global economic indicators were sluggish. In the West, MR freight rates were negatively affected by weaker US East Coast product demand and higher US refinery utilization. In the East, the freight markets for LR2 and LR1 vessels saw an increase in activity in June mainly due to the effects of the jet oil arbitrage from the Arabian Gulf to Europe. In general, the markets are still suffering from tonnage oversupply.

•
The bulk market experienced positive freight rate movements in April 2012 as a result of the South American grain season, which was replaced by a negative market sentiment due to the macroeconomic uncertainty and events like the Indonesian commodity export ban. The second quarter of 2012 continued to see a high influx of newbuildings in all main segments.

•
As stated in announcement no. 14 dated 4 April 2012 and further elaborated in announcement no. 20 dated 23 April 2012, TORM is still working closely with its banks and time charter partners on a financing and restructuring plan.

•	The completion of a restructuring agreement is a prerequisite for TORM's continued operation.

•	TORM's cost program has led to a reduction of administration costs to USD 17 million in the second quarter of 2012, equivalent to a reduction of 7% compared to the same period of 2011.

•
In the second quarter of 2012, TORM sold its shares in a JV entity which main asset was the 2007-built LR1 vessel, TORM Ugland. This led to a loss of USD 5 million which is booked under results from jointly controlled entities.

•
The book value of the fleet excluding financial lease vessels as of 30 June 2012 was USD 2,193 million. Based on broker valuations, TORM's fleet excluding financial lease vessels had a market value of USD 1,370 million as of 30 June 2012. TORM estimates the fleet's total long-term earning potential each quarter based on future discounted cash flows. The estimated value for the fleet as at 30 June 2012 supports the book value.

•	Net interest-bearing debt amounted to USD 1,852 million in the second quarter of 2012 compared to USD 1,838 million as at 31 March 2012.

•
Cash totalled USD 17 million at the end of the second quarter of 2012 and the Company has no available credit lines. TORM has no order book and therefore no CAPEX related hereto. As at 20 August 2012 the cash totalled USD 33 million.

•	Booked equity amounted to USD 435 million as at 30 June 2012, equivalent to USD 6.2 per share (excluding treasury shares), giving TORM an equity ratio of 17%.

•
As at 30 June 2012, TORM had covered 12% of the remaining tanker earning days in 2012 at USD/day 14,300 and 4% of the earning days in 2013 at USD/day 15,005. 119% of the remaining bulk earning days in 2012 are covered at USD/day 12,148 and 27% of the 2013 earnings days at USD/day 17,454.

Announcement no. 30 / 21 August 2012	Second quarter report 2012	Page 1 of 21

•
The financial result for 2012 is subject to considerable uncertainty given TORM's financial situation and the changes to the Company's business model that may follow. Consequently, TORM has decided not to provide earnings guidance for 2012 until the comprehensive, long-term financing solution is in place.

Teleconference	Contact TORM A/S
TORM will be holding a teleconference for financial analysts and investors at 15:00 Danish time today. Please call 10 minutes before the conference is due to start on +45 3271 4607 (from Europe) or +1 887 491 0064 (from the USA). The presentation documents can be downloaded from TORM's website.

Tuborg Havnevej 18, DK-2900 Hellerup, Denmark
Tel.: +45 39 17 92 00 / Fax: +45 39 17 93 93
www.torm.com
Jacob Meldgaard, CEO, tel.: +45 39 17 92 00
Roland M. Andersen, CFO, tel.: +45 39 17 92 00
Christian Søgaard-Christensen, IR, tel.: +45 30 76 12 88

Key figures

				Q1-Q2	Q1-Q2
Million USD		Q2 2012	Q2 2011	2012	2011	2011
Income statement
Revenue		272.3	335.7	582.9	606.1	1,305.2
Time charter equivalent earnings (TCE)		102.6	178.8	254.6	326.3	644.3
Gross profit		0.6	39.1	27.9	66.9	81.0
EBITDA		-22.9	29.5	-30.0	33.6	-43.8
Operating profit (EBIT)		-98.5	-7.0	-139.6	-39.5	-388.6
Profit/(loss) before tax		-132.1	-23.7	-210.6	-68.6	-451.4
Net profit/(loss)		-132.1	-24.3	-210.8	-69.6	-453.0
Balance sheet
Total assets		2,543.8	3,201.8	2,543.8	3,201.8	2,779.2
Equity		434.5	1,036.9	434.5	1,036.9	643.8
Total liabilities		2,109.3	2,164.9	2,109.3	2,164.9	2,135.4
Invested capital		2,274.4	2,857.7	2,274.4	2,857.7	2,425.1
Net interest bearing debt		1,851.8	1,823.9	1,851.8	1,823.9	1,786.8
Cash flow
From operating activities		-19.5	-30.2	-76.1	-41.3	-74.8
From investing activities		5.9	60.3	11.1	93.4	168.1
Thereof investment in tangible fixed assets		-4.4	-34.4	-48.5	-102.4	-118.5
From financing activities		0.9	-25.4	-3.8	-25.0	-127.8
Total net cash flow		-12.7	4.7	-68.8	27.1	-34.5
Key financial figures
Gross margins:
TCE		37.7%	53.3%	43.7%	53.8%	49.4%
Gross profit		0.2%	11.6%	4.8%	11.0%	6.2%
EBITDA		-8.4%	8.8%	-5.1%	5.5%	-3.4%
Operating profit		-36.2%	-2.1%	-23.9%	-6.5%	-29.8%
Return on Equity (RoE) (p.a.)*)		-98.0%	-10.7%	-75.2%	-12.9%	-51.5%
Return on Invested Capital (RoIC) (p.a.)**)		-16.8%	-1.7%	-11.2%	-2.8%	-14.4%
Equity ratio		17.1%	32.4%	17.1%	32.4%	23.2%
Exchange rate USD/DKK, end of period		5.90	5.16	5.90	5.16	5.75
Exchange rate USD/DKK, average		5.80	5.18	5.73	5.32	5.36
Share related key figures
Earnings per share, EPS	USD	-1.9	-0.3	-3.0	-1.0	-6.5
Diluted earnings per share, EPS	USD	-1.9	-0.3	-3.0	-1.0	-6.5
Cash flow per share, CFPS	USD	-0.3	-0.4	-1.1	-0.6	-1.1
Share price, end of period (per share of DKK 5 each)	DKK	2.1	21.7	2.1	21.7	3.7
Number of shares, end of period	Million	72.8	72.8	72.8	72.8	72.8
Number of shares (excl. treasury shares), average	Million	69.6	69.5	69.6	69.6	69.6

*)	Gains/losses from sale of vessels and the mark-to-market adjustments of 'Other financial assets' are not annualized when calculating the return on equity.
**)	Gains/losses from sale of vessels are not annualized when calculating the Return on Invested Capital.

Announcement no. 30 / 21 August 2012	Second quarter report 2012	Page 2 of 21

Results

In general, TORM's financial results have been negatively affected by the combination of adverse market conditions and the uncertainty about the Company's difficult financial situation.

The result before tax for the second quarter of 2012 was a loss of USD 132 million, compared to a loss of USD 24 million in the same period of 2011. The result before depreciation (EBITDA) for the second quarter of 2012 was a loss of USD 23 million, compared to a gain of USD 30 million in the same period of 2011. In addition, the result was negatively impacted by mark-to-market non-cash adjustments of USD 8 million in total, compared to a gain of USD 2 million in the same period of 2011.

The Tanker Division reported an operating loss of USD 42 million in the second quarter of 2012, compared to an operating profit of USD 1 million in the same period last year. The sale of shares in a JV entity which main asset was the 2007-built LR1 vessel, TORM Ugland led to a loss of USD 5 million in the second quarter of 2012.

The Bulk Division had an operating loss in the second quarter of 2012 of USD 13 million, compared to a loss of USD 7 million in the second quarter of 2011.

Other (not allocated) activities include an impairment loss on FR8 of USD 42 million and financial expenses of USD 18 million in costs related to the restructuring of the Company's capital structure.

Profit/(loss) by segement

Million USD	Q2 2012				Q1-Q2 2012
	Tanker	Bulk	Not		Tanker	Bulk	Not
	Division	Division	allocated	Total	Division	Division	allocated	Total

Revenue	232.6	39.7	0.0	272.3	484.0	98.9	0.0	582.9
Port expenses, bunkers and commissions	-137.0	-24.6	0.0	-161.6	-275.7	-58.1	0.0	-333.8
Freight and bunkers derivatives	-0.1	-8.0	0.0	-8.1	-0.5	6.0	0.0	5.5
Time charter equivalent earnings	95.5	7.1	0.0	102.6	207.8	46.8	0.0	254.6
Charter hire	-43.7	-16.9	0.0	-60.6	-94.9	-50.1	0.0	-145.0
Operating expenses	-40.4	-1.0	0.0	-41.4	-80.0	-1.7	0.0	-81.7
Gross profit (Net earnings from shipping activities)	11.4	-10.8	0.0	0.6	32.9	-5.0	0.0	27.9
Profit from sale of vessels	0.0	0.0	0.0	0.0	-15.9	0.0	0.0	-15.9
Administrative expenses	-14.8	-1.7	0.0	-16.5	-29.7	-3.4	0.0	-33.1
Other operating income	0.3	0.1	0.0	0.4	0.8	0.1	0.0	0.9
Share of results of jointly controlled entities	-5.5	0.0	-1.9	-7.4	-5.4	0.0	-4.4	-9.8
EBITDA	-8.6	-12.4	-1.9	-22.9	-17.3	-8.3	-4.4	-30.0
Impairment losses on jointly controlled entities	0.0	0.0	-41.5	-41.5	0.0	0.0	-41.5	-41.5
Amortizations and depreciation	-33.5	-0.6	0.0	-34.1	-66.8	-1.3	0.0	-68.1
Operating profit (EBIT)	-42.1	-13.0	-43.4	-98.5	-84.1	-9.6	-45.9	-139.6
Financial income	-	-	3.2	3.2	-	-	6.8	6.8
Financial expenses	-	-	-36.8	-36.8	-	-	-77.8	-77.8
Profit/(loss) before tax	-	-	-77.0	-132.1	-	-	-116.9	-210.6
Tax	-	-	0.0	0.0	-	-	-0.2	-0.2
Net profit/(loss) for the period	-	-	-77.0	-132.1	-	-	-117.1	-210.8

The activity in TORM's 50% ownership in FR8 Holding Pte. Ltd. is included in "not-allocated"

Announcement no. 30 / 21 August 2012	Second quarter report 2012	Page 3 of 21

Outlook and coverage

The financial result for 2012 is subject to considerable uncertainty given TORM's financial situation and the changes to the Company's business model that may follow. Consequently, TORM has decided not to provide earnings guidance for 2012 before a comprehensive, long-term financing  solution is in place.

With 13,782 earning days for 2012 open as at 30 June 2012, a change of USD/day of 1,000 in freight rates will currently impact the profit before tax by approx. USD 14 million.

As at 30 June 2012, TORM had covered 12% of the remaining earning days in 2012 in the Tanker Division at USD/day 14,300 and 119% of the remaining earning days in the Bulk Division at USD/day 12,148. The table below shows the figures for the period from 1 July to 31 December 2012. 2013 and 2014 are full year figures.

	2012	2013	2014	2012	2013	2014
		Owned days
LR2	1,600	3,187	3,267
LR1	1,281	2,509	2,509
MR	7,069	13,997	14,075
Handy size	2,013	3,975	3,944
Tanker Division	11,963	23,667	23,795
Panamax	364	726	694
Handymax	-	-	-
Bulk Division	364	726	694
Total	12,326	24,393	24,489

	T/C in days			T/C in costs (USD/day)

LR2	366	726	725	20,733	20,729	20,916
LR1	2,009	2,979	2,210	22,387	23,881	24,000
MR	1,830	3,590	3,267	13,643	13,905	14,135
Handy size	-	-	-	-	-	-
Tanker Division	4,205	7,295	6,202	18,437	18,658	18,443
Panamax	1,465	2,690	3,046	16,050	16,231	16,157
Handymax	307	363	363	15,827	15,995	15,995
Bulk Division	1,772	3,053	3,409	16,011	16,203	16,140
Total	5,977	10,348	9,611	17,718	17,934	17,626

	Total physical days			Covered days
LR2	1,966	3,913	3,992	216	278	225
LR1	3,290	5,488	4,719	534	365	175
MR	8,899	17,587	17,342	1,182	743	-
Handy size	2,013	3,975	3,944	54	-	-
Tanker Division	16,168	30,962	29,997	1,985	1,386	400
Panamax	1,829	3,416	3,740	1,843	79	-
Handymax	307	363	363	693	948	869
Bulk Division	2,136	3,779	4,103	2,536	1,027	869
Total	18,303	34,741	34,100	4,521	2,413	1,269

	Covered %			Coverage rates (USD/day)

LR2	11%	7%	6%	14,838	17,005	17,099
LR1	16%	7%	4%	15,109	15,666	15,666
MR	13%	4%	0%	13,911	13,932	-
Handy size	3%	0%	0%	12,681	-	-
Tanker Division	12%	4%	1%	14,300	15,005	16,472
Panamax	101%	2%	0%	12,209	18,065	-
Handymax	226%	261%	239%	11,983	17,403	17,644
Bulk Division	119%	27%	21%	12,148	17,454	17,644
Total	25%	7%	4%	13,093	16,047	17,275

Fair value of freight rate contracts that are mark-to-market in the income statement (USD million):
Contracts not included above                                           0.0
Contracts included above                                                  2.5

Notes
Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries. T/C in costs do not include potential extra payments from profit split arrangements.

Announcement no. 30 / 21 August 2012	Second quarter report 2012	Page 4 of 21

Tanker Division

The product tanker freight rates continued to be under pressure in the second quarter of 2012, as global economic indicators were sluggish. Most notably, this included the continued European financial crisis and decreasing GDP growth in both China and the USA, which negatively impacted the global oil consumption and subsequently the oil product transportation.

In the West, MR freight rates were negatively affected by the closed gasoline and diesel arbitrage between the European Continent and the USA, weaker US East Coast product demand and higher utilization in the US refineries. In addition, the MR freight rates were hampered by an overall migration of vessels from the East.

In the East, the freight rates for LR2 and LR1 vessels increased during June mainly due to the jet oil arbitrage opening to Europe, which also had positive spill-over effects on the activities in the Arabian Gulf. Palm oil exports from Indonesia climbed ~10% in June compared to May, but the overall palm oil exports have declined since the end of 2008, mainly due to the European financial crisis and subsequent lower demand.

The global product tanker fleet grew by ~1% in the second quarter of 2012 (source: SSY). In general, the markets are still suffering from tonnage oversupply.

The Tanker division's results continued to be adversely affected by TORM's financial situation. However, the Company outperformed spot benchmarks across all segments; but, the general market sentiment in the second quarter of 2012 was weaker than last year. TORM achieved LR2 spot rates of USD/day 10,206 in the second quarter of 2012, which was at the same level as in the second quarter last year. The segment is still affected by substitution from the Aframax and Suezmax newbuildings and general oversupply of tonnage. The LR1 spot rates were at USD/day 11,237, down by 26% year-on-year, and TORM's largest segment (MR) was at USD/day 11,510, down by 25% year-on-year. The Handysize spot rates were at USD/day 10,939, down by 18% year-on-year.

The Tanker Division's operating loss for the second quarter of 2012 was USD 42 million, compared to a gain of USD 1 million in the same period 2011. Mark-to-market effects were negative with USD 1 million.

Tanker Division	Q2 11	Q3 11	Q4 11	Q1 12	Q2 12	Change Q2 11 -Q2 12	12 month avg.

LR2 (Aframax, 90-110,000 DWT)
Available earning days	1,153	1,158	1,092	899	854	-26%
Spot rates1)	10,612	10,836	11,959	10,814	10,206	-4%
TCE per earning day2)	12,542	12,423	15,647	7,865	14,157	13%	12,649
Operating days	1,183	1,196	1,121	1,001	1,001	-15%
Operating expenses per operating day3)	5,781	6,721	6,133	5,976	7,001	21%	6,458
LR1 (Panamax 75-85,000 DWT)
Available earning days	2,164	2,208	2,081	2,076	1,879	-13%
Spot rates1)	15,174	9,841	7,678	12,515	11,237	-26%
TCE per earning day2)	14,962	9,467	9,020	12,977	11,747	-21%	10,758
Operating days	637	644	644	637	637	0%
Operating expenses per operating day3)	6,135	6,481	6,419	6,389	5,798	-5%	6,272
MR (45,000 DWT)
Available earning days	4,373	4,511	4,477	4,681	4,362	0%
Spot rates1)	15,315	11,749	14,080	14,363	11,510	-25%
TCE per earning day2)	15,867	12,910	13,335	14,082	11,418	-28%	12,959
Operating days	3,549	3,496	3,496	3,557	3,549	0%
Operating expenses per operating day3)	6,629	6,732	5,929	6,743	6,756	2%	6,540
Handysize (35,000 DWT)
Available earning days	996	992	978	989	981	-2%
Spot rates1)	13,403	10,582	9,483	12,823	10,939	-18%
TCE per earning day2)	11,983	12,020	9,809	13,122	12,189	2%	11,790
Operating days	1,001	1,012	1,012	1,001	1,001	0%
Operating expenses per operating day3)	5,183	5,436	6,919	5,577	5,686	10%	5,904

1)         Spot rates = Time Charter Equivalent Earnings for all charters with less than 6 months duration = Gross freight income less bunker, commissions and port expenses.
2)         TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.
3)         Operating expenses are related to owned vessels.

Announcement no. 30 / 21 August 2012	Second quarter report 2012	Page 5 of 21

Bulk Division

The bulk market experienced positive freight rate movements in April 2012 as a result of the South American grain season, which was replaced by a negative market sentiment due to the macroeconomic uncertainty and events like the Indonesian commodity export ban.

In the Pacific spot market, the Cape market continued its dismal performance as a result of continued tonnage inflow, high iron ore prices and high stock levels in the Chinese ports with freight rates dropping to USD/day 3-4,000. Freight rates in the Panamax segment were about USD/day 7-10,000 throughout the period. The reduced trade volumes from the Indonesian export ban especially affected the Handymax segment where freight rates temporarily dropped to USD/day 3-4,000 and later increased to USD/day 8-9,000.

In the Atlantic spot market, the freight rates for Panamax initially benefitted from the South American grain season, reaching USD/day 15-16,000 only to drop back in May to USD/day 4-5,000 and finally improving towards the end of June to USD/day 7-8,000. The Handymax segment continued to show strength – especially for South American and West African activities on iron ore, sugar and grains – with fronthaul freight rates at USD/day ~20,000.

The number of newbuilding deliveries in the second quarter of 2012 continued at similar high levels as realized in the first quarter of 2012 with 76 Capesize, 102 Panamax and 95 Handymax vessels being delivered (source: SSY).

TORM experienced a continued high number of waiting days and ballasting time in the second quarter of 2012 due to the adverse effects from the Company's financial situation. TORM's Panamax time charter equivalent (TCE) earnings in the second quarter of 2012 were USD/day 9,647 or 40% below the same period in 2011. The realized TCE earnings for Handymax during the second quarter of 2012 were USD/day 4,353, which is 65% lower than in the same period of 2011. The Handymax earnings have been negatively affected by position voyages by the end of the quarter.

The Bulk Division's result was an operating loss of USD 13 million, which included negative mark-to-market effects on unrealized bunker hedge of USD 10 million.

Bulk Division	Q2 11	Q3 11	Q4 11	Q1 12	Q2 12	Change	12 month
						Q2 11	avg.
						- Q2 12
Panamax (60-80,000 DWT)
Available earning days	2,068	2,279	3,127	1,848	1,447	-30%
TCE per earning day2)	16,015	12,140	14,357	9,670	9,647	-40%	11,998
Operating days	182	184	184	182	182	0%
Operating expenses per operating day3)	3,904	5,126	3,896	3,934	5,130	31%	4,522
Handymax (40-55,000 DWT)
Available earning days	1,133	1,152	1,361	642	260	-77%
TCE per earning day2)	12,554	12,510	13,403	11,763	4,353	-65%	12,105
Operating days	-	-	-	-	-	-	-
Operating expenses per operating day3)	-	-	-	-	-	-	-

1)      TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.
2)      Operating expenses are related to owned vessels.

Announcement no. 30 / 21 August 2012	Second quarter report 2012	Page 6 of 21

Fleet development

During the second quarter of 2012, TORM sold its shares in the JV entity that owned the LR1 vessel, TORM Ugland. Following the sale, TORM's owned fleet consists of 66 product tankers and two dry bulk vessels. TORM does not have any newbuildings on order. At the end of the second quarter of 2012, outstanding CAPEX relating to the order book was thus zero, compared to USD 167 million in the same period of 2011.

TORM's operated fleet as at 30 June 2012 is shown in the table below. In addition to the 68 owned vessels, TORM had chartered-in 25 product tankers and 11 bulk vessels on longer time charter contracts (minimum one year contracts) and five bulk vessels on shorter time charter contracts (less than one year contracts). Another 18 product tankers were either in pools or under commercial management with TORM.

# of vessels	Current fleet			Newbuildings and T/C-in deliveries with a period >= 12 months
	Q1 2012	Changes	Q2 2012	2012	2013	2014	2015
Owned vessels
LR2	9.0	-	9.0
LR1	7.5	-0.5	7.0
MR	39.0	-	39.0
Handysize	11.0	-	11.0
Tanker Division	66.5	-0.5	66.0	-	-	-	-
Panamax	2.0	-	2.0
Handymax		-	-
Bulk Division	2.0	-	2.0	-	-	-	-
Total	68.5	-0.5	68.0	-	-	-	-

T/C-in vessels with contract period >= 12 months
LR2	2.0	-	2.0
LR1	16.0	-3.0	13.0
MR	12.0	-2.0	10.0
Handysize		-	-
Tanker Division	30.0	-5.0	25.0	-	-	-	-
Panamax	11.0	-2.0	9.0	1.0	1.0	2.0
Handymax	2.0	-	2.0
Bulk Division	13.0	-2.0	11.0	1.0	1.0	2.0	-
Total	43.0	-7.0	36.0	1.0	1.0	2.0	-

T/C-in vessels with contract period < 12 months
LR2
LR1
MR
Handysize
Tanker Division	-	-	-
Panamax	3.0	-	3.0
Handymax	2.0	-	2.0
Bulk Division	5.0	-	5.0
Total	5.0	-	5.0

Pools/commecial management	20.0	-2.0	18.0

Total fleet	136.5	-9.5	127.0

Announcement no. 30 / 21 August 2012	Second quarter report 2012	Page 7 of 21

Notes on the financial reporting
Accounting policies

The interim report for the period 1 January – 30 June 2012 is presented in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU and additional Danish disclosure requirements for interim reports of listed companies. The interim report has been prepared using the accounting policies as for the Annual Report for 2011. The accounting policies are described in more detail in the Annual Report for 2011. As from 1 January 2012, TORM has implemented the amendment to IFRS 7 regarding disclosures about transfer of financial assets. The amended standard has not affected recognition and measurement in TORM's interim report for the first half of 2012. The interim report of the second quarter of 2012 is unaudited, in line with the normal practice.

Income statement

The gross profit for the second quarter of 2012 was USD 1 million, compared to USD 39 million for the corresponding period in 2011.

The second quarter of 2012 was not impacted by gains from sale of vessels, whereas the second quarter of 2011 had a gain of USD 7 million from sale of vessels. Administrative costs in the second quarter of 2012 were USD 17 million, compared to USD 18 million in the second quarter of 2011.

The result before depreciation (EBITDA) for the second quarter of 2012 was a loss of USD 23 million, compared to a profit of USD 30 million for the corresponding period of 2011. Loss from sales of vessels constituted USD 5 million in the second quarter of 2012, which is booked under results from jointly controlled entities.

Impairment losses on jointly controlled entities (FR8) constituted USD 42 million for the second quarter of 2012, subsequently the book value is set to USD 0 million. In comparison, there was no impairment in the second quarter of 2011.

Depreciation in the second quarter of 2012 was USD 34 million, USD 3 million lower than the second quarter of 2011. This decrease was due to vessel sales during first half of 2012.

The primary operating result for the second quarter of 2012 was a loss of USD 99 million, compared to a loss of USD 7 million in the same quarter of 2011.

The second quarter of 2012 was negatively impacted by mark-to-market non-cash adjustments of USD 8 million in total: Negative USD 11 million in connection with FFA/bunker derivatives and the positive net effect from other financial derivatives amounting to USD 3 million. The second quarter of 2011 had positive mark-to-market non-cash adjustments of USD 2 million.

Financial expenses of USD 37 million include USD 18 million in restructuring costs – primarily fees to advisors of the Company and the Company's creditors related to the work on a restructuring agreement.

The result after tax was a loss of USD 132 million in the second quarter of 2012, as against a loss of USD 24 million in the second quarter of 2011.

Assets

Total assets were down from USD 2,779 million as at 31 December 2011 to USD 2,544 million as at 30 June 2012. The book value of the fleet excluding financial lease vessels as of 30 June 2012 was USD 2,193 million. Based on broker valuations, TORM's fleet excluding financial lease vessels had a market value of USD 1,370 million as of 30 June 2012. TORM estimates the fleet's total long-term earning potential each quarter based on future discounted cash flows. The estimated value for the fleet as at 30 June 2012 supports the book value.

Announcement no. 30 / 21 August 2012	Second quarter report 2012	Page 8 of 21

Debt

Net interest-bearing debt was USD 1,852 million as at 30 June 2012, compared to USD 1,838 million as at 31 March 2012. As at 30 June 2012, TORM was in breach of its financial covenants under the existing loan agreements. As at 30 June 2012, TORM did not have a standstill agreement with the bank group and therefore the Company no longer has the right to defer payments until such time as the final restructuring agreement has been entered into.

Equity

Equity declined in the second quarter of 2012 from USD 569 million as at 31 March 2012 to USD 435 million primarily due to the loss during the period. Equity as a percentage of total assets was 17% as at 30 June 2012, compared to 23% as at 31 December 2011.

TORM held 3,230,432 treasury shares as at 30 June 2012, equivalent to 4.4% of the Company's share capital. This is the same level as of 31 March 2012.

Liquidity

TORM had cash of USD 17 million at the end of the second quarter of 2012 and no credit lines available. TORM has no order book and therefore no CAPEX related hereto. As at 20 August 2012 the cash totalled USD 33 million.

Post balance sheet events

No subsequent events have occurred after the balance sheet date which would materially affect the financial performance of the Company.

Financial calendar

TORM's third quarter report for 2012 will be published on 7 November 2012. TORM's complete financial calendar can be found at www.torm.com/investor-relations.

About TORM

TORM is one of the world's leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company operates a fleet of approximately 125 modern vessels in cooperation with other respected shipping companies sharing TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor statements as to the future

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Announcement no. 30 / 21 August 2012	Second quarter report 2012	Page 9 of 21

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K. Forward-looking statements are based on management's current evaluation, and TORM is only under an obligation to update and change the listed expectations to the extent required by law.

Statement by the Board of Directors and Executive Management

The Board and Management have today discussed and adopted this interim report for the period 1 January – 30 June 2012.

This interim report is unaudited and was prepared in accordance with the International Financial Reporting Standards for Interim Financial Reporting, IAS 34, as adopted by the EU and additional disclosure of listed Danish companies.

Reference is made to the Annual Report for 2011's note 2 to the consolidated financial statements "Liquidity, capital resources, going concern and subsequent events", in which it is stated that the successful outcome of the current negotiations with TORM's banks and other stakeholders to secure the implementation of the comprehensive financing and restructuring plan outlined in the conditional framework agreement in principle is a prerequisite for TORM's continued operation. In a forced sale, or if TORM is otherwise not able to continue as a going concern, the net value of the Company's assets, liabilities and off balance sheet items would be significantly lower than the current carrying amounts.

We believe the accounting practices used are reasonable, and that this interim report gives a true and accurate picture of the Group's assets, debt, financial position, results and cash flows.

Copenhagen, 21 August 2012

Executive Management	Board of Directors

Jacob Meldgaard, CEO	Niels Erik Nielsen, Chairman
Roland M. Andersen, CFO	Christian Frigast, Deputy Chairman
Jesper Jarlbæk
Kari Millum Gardarnar
Rasmus Johannes Hoffmann

Announcement no. 30 / 21 August 2012	Second quarter report 2012	Page 10 of 21

Consolidated income statement

Million USD	Q2 2012	Q2 2011	Q1-Q2 2012	Q1-Q2 2011	2011

Revenue	272.3	335.7	582.9	606.1	1,305.2
Port expenses, bunkers and commissions	-161.6	-159.9	-333.8	-289.7	-675.0
Freight and bunkers derivatives	-8.1	3.0	5.5	9.9	14.1

Time charter equivalent earnings	102.6	178.8	254.6	326.3	644.3

Charter hire	-60.6	-99.6	-145.0	-176.2	-398.3
Operating expenses	-41.4	-40.1	-81.7	-83.2	-165.0

Gross profit (Net earnings from shipping activities)	0.6	39.1	27.9	66.9	81.0

Profit from sale of vessels	0.0	7.1	-15.9	1.4	-52.6
Administrative expenses	-16.5	-17.7	-33.1	-34.8	-71.2
Other operating income	0.4	2.3	0.9	2.5	3.2
Share of results of jointly controlled entities	-7.4	-1.3	-9.8	-2.4	-4.2

EBITDA	-22.9	29.5	-30.0	33.6	-43.8

Impairment losses on jointly controlled entities	-41.5	0.0	-41.5	0.0	-13.0
Impairment losses on tangible and intangible assets	0.0	0.0	0.0	0.0	-187.0
Amortizations and depreciation	-34.1	-36.5	-68.1	-73.1	-144.8

Operating profit (EBIT)	-98.5	-7.0	-139.6	-39.5	-388.6

Financial income	3.2	-0.5	6.8	2.0	9.9
Financial expenses	-36.8	-16.2	-77.8	-31.1	-72.7

Profit/(loss) before tax	-132.1	-23.7	-210.6	-68.6	-451.4

Tax	0.0	-0.6	-0.2	-1.0	-1.6

Net profit/(loss) for the period	-132.1	-24.3	-210.8	-69.6	-453.0

Earnings/(loss) per share, EPS
Earnings/(loss) per share, EPS (USD)	-1.9	-0.3	-3.0	-1.0	-6.5
Earnings/(loss) per share, EPS (DKK)*	-11.0	-1.8	-17.4	-5.3	-34.9
Diluted earnings/(loss) per share, (USD)	-1.9	-0.3	-3.0	-1.0	-6.5
Diluted earnings/(loss) per share, (DKK)*	-11.0	-1.8	-17.4	-5.3	-34.9

*) The key figures have been translated from USD to DKK using the average USD/DKK exchange change rate for the period in question.

Announcement no. 30 / 21 August 2012	Second quarter report 2012	Page 11 of 21

Consolidated income statement per quarter

Million USD	Q2 12	Q1 12	Q4 11	Q3 11	Q2 11

Revenue	272.3	310.6	367.3	331.8	335.7
Port expenses, bunkers and commissions	-161.6	-172.2	-202.5	-182.8	-159.9
Freight and bunkers derivatives	-8.1	13.6	5.1	-0.9	3.0

Time charter equivalent earnings	102.6	152.0	169.9	148.1	178.8

Charter hire	-60.6	-84.4	-118.6	-103.5	-99.6
Operating expenses	-41.4	-40.3	-39.5	-42.3	-40.1

Gross profit (Net earnings from shipping activities)	0.6	27.3	11.8	2.3	39.1

Profit from sale of vessels	0.0	-15.9	-54.0	0.0	7.1
Administrative expenses	-16.5	-16.6	-19.6	-16.8	-17.7
Other operating income	0.4	0.5	0.3	0.4	2.3
Share of results of jointly controlled entities	-7.4	-2.4	1.1	-2.9	-1.3

EBITDA	-22.9	-7.1	-60.4	-17.0	29.5

Impairment losses on jointly controlled entities	-41.5	0.0	-13.0	0.0	0.0
Impairment losses on tangible and intangible assets	0.0	0.0	-187.0	0.0	0.0
Amortizations and depreciation	-34.1	-34.0	-35.6	-36.1	-36.5

Operating profit (EBIT)	-98.5	-41.1	-296.0	-53.1	-7.0

Financial income	3.2	3.6	8.4	-0.5	-0.5
Financial expenses	-36.8	-41.0	-25.1	-16.5	-16.2

Profit/(loss) before tax	-132.1	-78.5	-312.7	-70.1	-23.7

Tax	0.0	-0.2	-0.3	-0.3	-0.6

Net profit/(loss) for the period	-132.1	-78.7	-313.0	-70.4	-24.3

Earnings/(loss) per share, EPS
Earnings/(loss) per share, EPS (USD)	-1.9	-1.1	-4.5	-1.0	-0.3
Diluted earnings/(loss) per share, (USD)	-1.9	-1.1	-4.5	-1.0	-0.3

Announcement no. 30 / 21 August 2012	Second quarter report 2012	Page 12 of 21

Consolidated statement of comprehensive income

Million USD	Q2 2012	Q2 2011	Q1-Q2 2012	Q1-Q2 2011	2011

Net profit/(loss) for the period	-132.1	-24.3	-210.8	-69.6	-453.0

Other comprehensive income:

Exchange rate adjustment arising on translation
of entities using a measurement currency different
from USD	-0.4	0.0	0.3	0.0	-0.4

Fair value adjustment on hedging instruments	-7.2	-13.4	-9.1	-10.1	-29.7

Value adjustment on hedging instruments transferred
to income statement	5.7	-0.1	9.9	0.8	1.7

Fair value adjustment on available for sale investments	-0.6	-0.1	-0.3	0.1	8.7

Transfer to income statement on sale of available for sale
investments	0.0	0.0	0.0	0.0	0.0

Other comprehensive income after tax	-2.5	-13.6	0.8	-9.2	-19.7

Total comprehensive income	-134.6	-37.9	-210.0	-78.8	-472.7

Announcement no. 30 / 21 August 2012	Second quarter report 2012	Page 13 of 21

Consolidated balance sheet – Assets

	30 June	30 June	31 December
Million USD	2012	2011	2011

NON-CURRENT ASSETS

Intangible assets
Goodwill	0.0	89.2	0.0
Other intangible assets	1.8	2.0	1.9
Total intangible assets	1.8	91.2	1.9

Tangible fixed assets
Land and buildings	1.6	2.0	2.0
Vessels and capitalised dry-docking	2,260.5	2,485.2	2,258.6
Prepayments on vessels	0.0	136.8	69.2
Other plant and operating equipment	7.0	9.1	8.1
Total tangible fixed assets	2,269.1	2,633.1	2,337.9

Financial assets
Investment in jointly controlled entities	0.8	69.5	50.3
Loans to jointly controlled entities	0.0	9.2	8.2
Other investments	11.9	3.1	11.6
Other financial assets	0.0	0.2	0.0
Total financial assets	12.7	82.0	70.1

TOTAL NON-CURRENT ASSETS	2,283.6	2,806.3	2,409.9

CURRENT ASSETS

Bunkers	63.6	59.9	84.6
Freight receivables	144.1	117.7	140.2
Other receivables	21.2	24.6	26.0
Other financial assets	0.0	4.1	0.0
Prepayments	14.6	28.4	11.8
Cash and cash equivalents	16.7	147.1	85.5
	260.2	381.8	348.1

Non-current assets held for sale	0.0	13.7	21.2

TOTAL CURRENT ASSETS	260.2	395.5	369.3

TOTAL ASSETS	2,543.8	3,201.8	2,779.2

Announcement no. 30 / 21 August 2012	Second quarter report 2012	Page 14 of 21

Consolidated balance sheet – Equity and liabilities

	30 June	30 June	31 December
Million USD	2012	2011	2011

EQUITY

Common shares	61.1	61.1	61.1
Treasury shares	-17.3	-17.3	-17.3
Revaluation reserves	5.9	-2.4	6.2
Retained profit	409.9	1,002.5	620.0
Proposed dividends	0.0	0.0	0.0
Hedging reserves	-29.0	-11.1	-29.8
Translation reserves	3.9	4.1	3.6
TOTAL EQUITY	434.5	1,036.9	643.8

LIABILITIES

Non-current liabilities
Deferred tax liability	53.4	54.0	53.7
Mortgage debt and bank loans	0.0	1,701.8	0.0
Finance lease liabilities	30.5	75.2	29.4
Deferred income	5.8	0.0	6.4
TOTAL NON-CURRENT LIABILITIES	89.7	1,831.0	89.5

Current liabilities
Mortgage debt and bank loans	1,792.7	190.7	1,794.6
Finance lease liabilities	45.3	3.3	48.3
Trade payables	79.8	48.9	115.6
Current tax liabilities	0.9	1.8	1.2
Other liabilities	99.7	80.0	85.0
Acquired liabilities related to options on vessels	0.0	1.0	0.0
Deferred income	1.2	8.2	1.2
TOTAL CURRENT LIABILITIES	2,019.6	333.9	2,045.9

TOTAL LIABILITIES	2,109.3	2,164.9	2,135.4

TOTAL EQUITY AND LIABILITIES	2,543.8	3,201.8	2,779.2

Announcement no. 30 / 21 August 2012	Second quarter report 2012	Page 15 of 21

Consolidated statement of changes in equity as at 1 January – 30 June 2012

	Common	Treasury	Retained	Proposed	Revaluation	Hedging	Translation	Total
	shares	shares	profit	dividends	reserves	reserves	reserves
Million USD
Equity at 1 January 2012	61.1	-17.3	620.0	0.0	6.2	-29.8	3.6	643.8

Comprehensive income for the year:
Net profit/(loss) for the year	-	-	-210.8	-	-	-	-	-210.8
Other comprehensive income for the year	-	-	-	-	-0.3	0.8	0.3	0.8
Total comprehensive income for the year	-	-	-210.8	-	-0.3	0.8	0.3	-210.0

Disposal treasury shares, cost	-	-	-	-	-	-	-	0.0
Loss from disposal of treasury shares	-	-	-	-	-	-	-	0.0
Share-based compensation	-	-	0.7	-	-	-	-	0.7
Total changes in equity Q1-Q2 2012	0.0	0.0	-210.1	0.0	-0.3	0.8	0.3	-209.3
Equity at 30 June 2012	61.1	-17.3	409.9	0.0	5.9	-29.0	3.9	434.5

Consolidated statement of changes in equity as at 1 January – 30 June 2011

	Common	Treasury	Retained	Proposed	Revaluation	Hedging	Translation	Total
	shares	shares	profit	dividends	reserves	reserves	reserves
Million USD
Equity at 1 January 2011	61.1	-17.9	1,072.3	0.0	-2.5	-1.8	4.1	1,115.3

Comprehensive income for the year:
Net profit/(loss) for the year	-	-	-69.6	-	-	-	-	-69.6
Other comprehensive income for the year	-	-	-	-	0.1	-9.3	0.0	-9.2
Total comprehensive income for the year	-	-	-69.6	-	0.1	-9.3	0.0	-78.8

Disposal treasury shares, cost	-	0.6	-	-	-	-	-	0.6
Loss from disposal of treasury shares	-	-	-0.6	-	-	-	-	-0.6
Share-based compensation	-	-	0.4	-	-	-	-	0.4
Total changes in equity Q1-Q2 2011	0.0	0.6	-69.8	0.0	0.1	-9.3	0.0	-78.4
Equity at 30 June 2011	61.1	-17.3	1,002.5	0.0	-2.4	-11.1	4.1	1,036.9

Announcement no. 30 / 21 August 2012	Second quarter report 2012	Page 16 of 21

Consolidated statement of cash flows

			Q1-Q2	Q1-Q2
Million USD	Q2 2012	Q2 2011	2012	2011	2011

Cash flow from operating activities
Operating profit	-98.5	-7.0	-139.6	-39.5	-388.6

Adjustments:
Reversal of profit/(loss) from sale of vessels	0.0	-7.1	15.9	-1.4	52.6
Reversal of amortizations and depreciation	34.1	36.5	68.1	73.1	144.8
Reversal of impairment of jointly controlled entities	41.5	0.0	41.5	0.0	13.0
Reversal of impairment of tangible and intangible assets	0.0	0.0	0.0	0.0	187.0
Reversal of share of results of jointly controlled entities	7.4	1.3	9.8	2.4	4.2
Reversal of other non-cash movements	11.2	-5.3	1.7	-12.0	-6.8

Dividends received	0.4	0.0	0.4	0.0	0.0
Dividends received from jointly controlled entities	0.0	0.3	0.0	1.0	1.4
Interest received and exchange rate gains	-0.2	2.9	0.0	6.5	5.0
Interest paid and exchange rate losses	-2.9	-17.9	-20.9	-33.7	-67.0
Advisor fees related to financing and restructuring plan	-18.0	0.0	-40.0	0.0	0.0
Income taxes paid/repaid	0.0	0.0	-0.5	-1.2	-2.7
Change in bunkers, receivables and payables	5.5	-33.9	-12.5	-36.5	-17.7
Net cash flow from operating activities	-19.5	-30.2	-76.1	-41.3	-74.8

Cash flow from investing activities
Investment in tangible fixed assets	-4.4	-34.4	-48.5	-102.4	-118.5
Loans to jointly controlled entities	8.2	0.6	8.2	1.1	2.1
Sale of equity interests and securities	1.8	0.0	1.8	0.0	0.0
Sale of non-current assets	0.3	94.1	49.6	194.7	284.5
Net cash flow from investing activities	5.9	60.3	11.1	93.4	168.1

Cash flow from financing activities
Borrowing, mortgage debt	0.0	60.3	22.5	87.0	87.0
Borrowing, finance lease liabilities	0.1	46.8	0.1	46.8	46.8
Repayment/redemption, mortgage debt	0.0	-130.7	-26.4	-156.2	-254.1
Repayment/redemption, finance lease liabilities	0.8	-1.8	0.0	-2.6	-7.5
Net cash flow from financing activities	0.9	-25.4	-3.8	-25.0	-127.8

Net cash flow from operating, investing and financing activities	-12.7	4.7	-68.8	27.1	-34.5

Cash and cash equivalents, beginning balance	29.4	142.4	85.5	120.0	120.0

Cash and cash equivalents, ending balance	16.7	147.1	16.7	147.1	85.5

Announcement no. 30 / 21 August 2012	Second quarter report 2012	Page 17 of 21

Consolidated quarterly statement of cash flows

Million USD	Q2 12	Q1 12	Q4 11	Q3 11	Q2 11

Cash flow from operating activities
Operating profit	-98.5	-41.1	-296.0	-53.1	-7.0

Adjustments:
Reversal of profit/(loss) from sale of vessels	0.0	15.9	54.0	0.0	-7.1
Reversal of amortizations and depreciation	34.1	34.0	35.6	36.1	36.5
Reversal of impairment of jointly controlled entities	41.5	0.0	13.0	0.0	0.0
Reversal of impairment of tangible and intangible assets	0.0	0.0	187.0	0.0	0.0
Reversal of share of results of jointly controlled entities	7.4	2.4	-1.1	2.9	1.3
Reversal of other non-cash movements	11.2	-9.5	-0.5	5.7	-5.3

Dividends received	0.4	0.0	0.0	0.0	0.0
Dividends received from jointly controlled entities	0.0	0.0	0.2	0.2	0.3
Interest received and exchange rate gains	-0.2	0.2	-0.2	-1.3	2.9
Interest paid and exchange rate losses	-2.9	-18.0	-19.5	-13.8	-17.9
Advisor fees related to financing and restructuring plan	-18.0	-22.0	0.0	0.0	0.0
Income taxes paid/repaid	0.0	-0.5	-0.4	-1.1	0.0
Change in bunkers, receivables and payables	5.5	-18.0	14.9	3.8	-33.9
Net cash flow from operating activities	-19.5	-56.6	-13.0	-20.6	-30.2

Cash flow from investing activities
Investment in tangible fixed assets	-4.4	-44.1	-11.6	-4.4	-34.4
Loans to jointly controlled entities	8.2	0.0	0.5	0.5	0.6
Sale of equity interests and securities	1.8	0.0	0.0	0.0	0.0
Sale of non-current assets	0.3	49.3	75.4	14.4	94.1
Net cash flow from investing activities	5.9	5.2	64.4	10.4	60.3

Cash flow from financing activities
Borrowing, mortgage debt	0.0	22.5	0.0	0.0	60.3
Borrowing, finance lease liabilities	0.1	0.0	0.0	0.0	46.8
Repayment/redemption, mortgage debt	0.0	-26.4	-59.4	-38.5	-130.7
Repayment/redemption, finance lease liabilities	0.8	-0.8	-2.3	-2.6	-1.8
Net cash flow from financing activities	0.9	-4.7	-61.7	-41.1	-25.4

Net cash flow from operating, investing and financing activities	-12.7	-56.1	-10.3	-51.3	4.7

Cash and cash equivalents, beginning balance	29.4	85.5	95.8	147.1	142.4

Cash and cash equivalents, ending balance	16.7	29.4	85.5	95.8	147.1

Announcement no. 30 / 21 August 2012	Second quarter report 2012	Page 18of 21

Notes

Note 1 - Impairment test

As at 30 June 2012, Management performed a review of the recoverable amount of the assets by assessing the recoverable amount for the significant assets within the Tanker Division, the Bulk Division and the investment in 50% of FR8.

Based on the review, Management concluded that:

•	Assets within the Tanker Division were not further impaired as of 30 June 2012 as the value in use exceeds the carrying amount.

•	Assets within the Bulk Division were not impaired as the fair value less costs to sell exceeded the carrying amount by USD 25 million.

•	The carrying amount of the investment in FR8 was impaired by USD 42 million in addition to the impairment losses previously recognized.

Tanker division

The methodology used for calculating the value in use is unchanged compared to the annual report for 2011 and accordingly the freight rate estimates in the period 2012 to 2015 are based on the Company's business plans, which in 2014 and 2015 assume a gradual increase towards the 10-year historic average spot freight rate. The freight rates from 2016 are based on the 10-year historic average spot freight rates from Clarksons adjusted by the inflation rate.

The WACC of 8.0% (30 June 2011: 8.2%) is unchanged compared to 31 December 2011.

The 10-year historic average spot freight rates as of 30 June 2012 are as follows:

•	LR2 USD/day 26,878 (30 June 2011: USD/day 28,335)

•	LR1 USD/day 22,582 (30 June 2011: USD/day 23,702)

•	MR USD/day 20,034 (30 June 2011: USD/day 20,495)

Management believes that these major assumptions are reasonable.

The calculation of value in use is very sensitive to changes in the key assumptions which are considered to be related to the future development in freight rates, the WACC applied as discounting factor in the calculations and the development in operating expenses. The sensitivities have been assessed as follows, all other things being equal:

•	A decrease in the Tanker freight rates of USD/day 500 would result in a further impairment of USD 138 million for the Tanker Division.

•	An increase of the WACC of 1.0% would result in a further impairment of USD 197 million for the Tanker Division.

•	An increase of the operating expenses of 5.0% would result in a further impairment of USD 86 million for the Tanker Division

It should be emphasized that in a forced sale the recoverable amount of the vessels would be significantly lower than the carrying amount under a going concern assumption.

FR8

The book value of the investment in FR8 has been impaired by USD 42 million (1 April – 30 June 2011: USD 0 million) to zero.

Announcement no. 30 / 21 August 2012	Second quarter report 2012	Page 19 of 21

Note 2 - Vessels and capitalised dry-docking

	30 June
USD million	2012	2011	2011

Cost:
Balance at 1 January	2,999.3	3,113.9	3,113.9
Exchange rate adjustment	0.0	0.0	0.0
Additions	6.2	7.9	20.7
Disposals	-49.6	-216.7	-334.6
Transferred to/from other items	102.9	199.3	199.3
Transferred to non-current assets held for sale	0.0	-31.8	0.0
Balance	3,058.8	3,072.6	2,999.3

Depreciation and impairments:
Balance at 1 January	740.7	553.8	553.8
Exchange rate adjustment	0.0	0.0	0.0
Disposals	-8.7	-43.2	-67.8
Depreciation for the year	66.3	70.9	140.6
Impairment loss	0.0	16.3	97.8
Transferred to/from other items	0.0	-10.4	16.3
Balance	798.3	587.4	740.7

Carrying amount	2,260.5	2,485.2	2,258.6

Note 3 - Prepayments on vessels

	30 June	30 June	31 Dec.
USD million	2012	2011	2011

Cost:
Balance at 1 January	69.2	243.3	243.3
Additions	41.7	92.8	94.8
Disposals	-8.0	0.0	-7.8
Transferred to/from other items	-102.9	-199.3	-199.3
Transferred to non-current assets held for sale	0.0	0.0	-61.8
Balance	0.0	136.8	69.2

Depreciation and impairments:
Balance at 1 January	0.0	16.3	16.3
Exchange rate adjustment	0.0	0.0	0.0
Disposals	0.0	0.0	0.0
Depreciation for the year	0.0	0.0	0.0
Transferred to/from other items	0.0	-16.3	-16.3
Loss from sale of newbuildings	0.0	0.0	0.0
Balance	0.0	0.0	0.0

Carrying amount	0.0	136.8	69.2

Announcement no. 30 / 21 August 2012	Second quarter report 2012	Page 20 of 21

Note 4 - Mortgage debt and bank loans

	30 June	30 June	31 Dec.
Million USD	2012	2011	2011

Mortgage debt and bank loans
To be repaid as follows:
Falling due within one year	1,792.7	190.7	1,794.6
Falling due between one and two years	0.0	283.0	0.0
Falling due between two and three years	0.0	154.1	0.0
Falling due between three and four years	0.0	272.1	0.0
Falling due between four and five years	0.0	591.0	0.0
Falling due after five years	0.0	401.6	0.0

Carrying amount	1,792.7	1,892.5	1,794.6

As at 30 June 2012, TORMs equity ratio of 17.1% and cash at bank at USD 16.7 million resulted in a breach of its financial covenants under the existing loan agreements. As at 30 June 2012, TORM therefore does not have an unconditional right to defer payments on the loans for more than 12 months and the mortgage debt and bank loans are in principle payable on demand. Accordingly the mortgage debt and bank loans are classified as current liabilities in the balance sheet.

As at 21 August 2012, none of these defaults have been remediated.

Million USD	Q1-Q2 2012				Q1-Q2 2011
	Tanker	Bulk	Not		Tanker	Bulk	Not
	Division	Division	allocated	Total	Division	Division	allocated	Total

Revenue	484.0	98.9	0.0	582.9	478.4	127.7	0.0	606.1
Port expenses, bunkers and commissions	-275.7	-58.1	0.0	-333.8	-238.3	-51.4	0.0	-289.7
Freight and bunkers derivatives	-0.5	6.0	0.0	5.5	0.3	9.6	0.0	9.9
Time charter equivalent earnings	207.8	46.8	0.0	254.6	240.4	85.9	0.0	326.3
Charter hire	-94.9	-50.1	0.0	-145.0	-94.8	-81.4	0.0	-176.2
Operating expenses	-80.0	-1.7	0.0	-81.7	-81.6	-1.6	0.0	-83.2
Gross profit (Net earnings from shipping activities)	32.9	-5.0	0.0	27.9	64.0	2.9	0.0	66.9
Profit from sale of vessels	-15.9	0.0	0.0	-15.9	1.8	-0.4	0.0	1.4
Administrative expenses	-29.7	-3.4	0.0	-33.1	-28.9	-5.9	0.0	-34.8
Other operating income	0.8	0.1	0.0	0.9	2.4	0.1	0.0	2.5
Share of results of jointly controlled entities	-5.4	0.0	-4.4	-9.8	1.4	0.0	-3.8	-2.4
EBITDA	-17.3	-8.3	-4.4	-30.0	40.7	-3.3	-3.8	33.6
Impairment losses on jointly controlled entities	0.0	0.0	-41.5	-41.5	0.0	0.0	0.0	0.0
Amortizations and depreciation	-66.8	-1.3	0.0	-68.1	-71.5	-1.6	0.0	-73.1
Operating profit (EBIT)	-84.1	-9.6	-45.9	-139.6	-30.8	-4.9	-3.8	-39.5
Financial income	-	-	6.8	6.8	-	-	2.0	2.0
Financial expenses	-	-	-77.8	-77.8	-	-	-31.1	-31.1
Profit/(loss) before tax	-	-	-116.9	-210.6	-	-	-32.9	-68.6
Tax	-	-	-0.2	-0.2	-	-	-1.0	-1.0
Net profit/(loss) for the period	-	-	-117.1	-210.8	-	-	-33.9	-69.6

BALANCE SHEET
Total non-current assets	2,234.0	37.7	11.9	2,283.6	2,628.0	102.9	75.4	2,806.3

During the year, there have been no transactions between the Tanker Division and the Bulk Division, and therefore all revenue derives from external customers.

Note 6 - Post balance sheet date events

No subsequent events have occurred after the balance sheet date which would materially affect the financial performance of the Company.

Note 7 - Accounting policies

The interim report for the period 1 January – 30 June 2012 is presented in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU and additional Danish disclosure requirements for interim reports of listed companies. The interim report has been prepared using the accounting policies as for the Annual Report for 2011. The accounting policies are described in more detail in the Annual Report for 2011. As from January 1 2012, TORM has implemented the amendment to IFRS 7 regarding disclosures about transfer of financial assets. The amended standard have not affected recognition and measurement in TORM's interim report for the first half of 2012. The interim report of the second quarter of 2012 is unaudited, in line with the normal practice.

Announcement no. 30 / 21 August 2012	Second quarter report 2012	Page 21 of 21